UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No.   )1

Pieris Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

720795 10 3
(CUSIP Number)

June 8, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

_______________
1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 720795 10 3

1	NAME OF REPORTING PERSON Biotechnology Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 1,952,999 (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 1,952,999 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,952,999 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.1%(1)
12	TYPE OF REPORTING PERSON PN

(1)  Includes 1,952,999 shares of Common Stock currently issuable upon the conversion of certain Series A Preferred Stock (defined in Item 4). As of the date hereof, the Series A Preferred Stock conversion limitation described in the next sentence limits the aggregate conversion of Series A Preferred Stock by the Reporting Persons to 4,778,999 out of the 4,963,000 shares of Common Stock underlying the Series A Preferred Stock owned by the Reporting Persons in the aggregate. The Series A Preferred Stock may not be converted if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding. In providing beneficial ownership described herein, the Reporting Persons have assumed only certain Series A Preferred Stock owned by BVF would be fully converted, and the remaining Series A Preferred Stock held by BVF 2, Trading Fund OS and those in the Partners Managed Accounts would be fully converted, thereby bringing the Reporting Persons to the aggregate 9.99% limitation. As such, BVF holds Series A Preferred Stock to acquire 184,001 additional shares which are excluded from the table above as a result of the 9.99% limitation.

Excludes certain A Warrants (defined in Item 4) to acquire 854,800 shares of Common Stock that BVF holds, as a result of a 9.99% limitation, limiting the exercise of the A Warrants if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding. As of the date hereof, the A Warrant exercise limitation described in the previous sentence limits the aggregate exercise of A Warrants by the Reporting Persons to 0 out of the 1,985,200 shares of Common Stock underlying the A Warrants owned by the Reporting Persons in the aggregate.

Excludes certain B Warrants (defined in Item 4) to acquire 427,400 shares of Common Stock that BVF holds, as a result of a 9.99% limitation limiting the conversion of the B Warrants if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding. As of the date hereof, the B Warrants conversion limitation described in the previous sentence limits the aggregate conversion of Preferred Stock by the Reporting Persons to 0 out of the 992,600 shares of Common Stock owned by the Reporting Persons in the aggregate.

The Reporting Persons may choose to convert or exercise, as applicable, the Series A Preferred Stock, A Warrants or B Warrants in other amounts among the Reporting Persons, while continuing to comply with the respective aggregate 9.99%, 9.99% or 9.99% limitation.

See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 720795 10 3

1	NAME OF REPORTING PERSON Biotechnology Value Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 1,401,000 (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 1,401,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,401,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.9%(1)
12	TYPE OF REPORTING PERSON PN

(1)  Includes 1,401,000 shares of Common Stock currently issuable upon the conversion of certain Series A Preferred Stock. As of the date hereof, the Series A Preferred Stock conversion limitation described in the next sentence limits the aggregate conversion of Series A Preferred Stock by the Reporting Persons to 4,778,999 out of the 4,963,000 shares of Common Stock underlying the Series A Preferred Stock owned by the Reporting Persons in the aggregate. The Series A Preferred Stock may not be converted if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding. In providing beneficial ownership described herein, the Reporting Persons have assumed only certain Series A Preferred Stock owned by BVF would be fully converted, and the remaining Series A Preferred Stock held by BVF 2, Trading Fund OS and those in the Partners Managed Accounts would be fully converted, thereby bringing the Reporting Persons to the aggregate 9.99% limitation.

Excludes certain A Warrants to acquire 560,400 shares of Common Stock that BVF2 holds, as a result of a 9.99% limitation, limiting the exercise of the A Warrants if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding. As of the date hereof, the A Warrant exercise limitation described in the previous sentence limits the aggregate exercise of A Warrants by the Reporting Persons to 0 out of the 1,985,200 shares of Common Stock underlying the A Warrants owned by the Reporting Persons in the aggregate.

Excludes certain B Warrants to acquire 280,200 shares of Common Stock that BVF2 holds, as a result of a 9.99% limitation limiting the conversion of the B Warrants if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding. As of the date hereof, the B Warrants conversion limitation described in the previous sentence limits the aggregate conversion of Preferred Stock by the Reporting Persons to 0 out of the 992,600 shares of Common Stock owned by the Reporting Persons in the aggregate.

The Reporting Persons may choose to convert or exercise, as applicable, the Series A Preferred Stock, A Warrants or B Warrants in other amounts among the Reporting Persons, while continuing to comply with the respective aggregate 9.99%, 9.99% or 9.99% limitation.

See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 720795 10 3

1	NAME OF REPORTING PERSON Biotechnology Value Trading Fund OS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 419,000 (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 419,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 419,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 1%
12	TYPE OF REPORTING PERSON PN

(1)  Includes 419,000 shares of Common Stock currently issuable upon the exercise of certain Series A Preferred Stock. As of the date hereof, the Series A Preferred Stock conversion limitation described in the next sentence limits the aggregate conversion of Series A Preferred Stock by the Reporting Persons to 4,778,999 out of the 4,963,000 shares of Common Stock underlying the Series A Preferred Stock owned by the Reporting Persons in the aggregate. The Series A Preferred Stock may not be converted if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding. In providing beneficial ownership described herein, the Reporting Persons have assumed only certain Series A Preferred Stock owned by BVF would be fully converted, and the remaining Series A Preferred Stock held by BVF 2, Trading Fund OS and those in the Partners Managed Accounts would be fully converted, thereby bringing the Reporting Persons to the aggregate 9.99% limitation.

Excludes certain A Warrants to acquire 167,600 shares of Common Stock that Trading Fund OS holds, as a result of a 9.99% limitation, limiting the exercise of the A Warrants if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding. As of the date hereof, the A Warrant exercise limitation described in the previous sentence limits the aggregate exercise of A Warrants by the Reporting Persons to 0 out of the 1,985,200 shares of Common Stock underlying the A Warrants owned by the Reporting Persons in the aggregate.

Excludes certain B Warrants to acquire 83,800 shares of Common Stock that Trading Fund OS holds, as a result of a 9.99% limitation limiting the conversion of the B Warrants if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding. As of the date hereof, the B Warrants conversion limitation described in the previous sentence limits the aggregate conversion of Preferred Stock by the Reporting Persons to 0 out of the 992,600 shares of Common Stock owned by the Reporting Persons in the aggregate.

The Reporting Persons may choose to convert or exercise, as applicable, the Series A Preferred Stock, A Warrants or B Warrants in other amounts among the Reporting Persons, while continuing to comply with the respective aggregate 9.99%, 9.99% or 9.99% limitation.

See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 720795 10 3

1	NAME OF REPORTING PERSON BVF Partners OS Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 419,000 (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 419,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 419,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 1%
12	TYPE OF REPORTING PERSON CO

(1)  Includes 419,000 shares of Common Stock currently issuable upon the exercise of certain Series A Preferred Stock. As of the date hereof, the Series A Preferred Stock conversion limitation described in the next sentence limits the aggregate conversion of Series A Preferred Stock by the Reporting Persons to 4,778,999 out of the 4,963,000 shares of Common Stock underlying the Series A Preferred Stock owned by the Reporting Persons in the aggregate. The Series A Preferred Stock may not be converted if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding. In providing beneficial ownership described herein, the Reporting Persons have assumed only certain Series A Preferred Stock owned by BVF would be fully converted, and the remaining Series A Preferred Stock held by BVF 2, Trading Fund OS and those in the Partners Managed Accounts would be fully converted, thereby bringing the Reporting Persons to the aggregate 9.99% limitation.

Excludes certain A Warrants to acquire 167,600 shares of Common Stock that Trading Fund OS holds, as a result of a 9.99% limitation, limiting the exercise of the A Warrants if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding. As of the date hereof, the A Warrant exercise limitation described in the previous sentence limits the aggregate exercise of A Warrants by the Reporting Persons to 0 out of the 1,985,200 shares of Common Stock underlying the A Warrants owned by the Reporting Persons in the aggregate.

Excludes certain B Warrants to acquire 83,800 shares of Common Stock that Trading Fund OS holds, as a result of a 9.99% limitation limiting the conversion of the B Warrants if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding. As of the date hereof, the B Warrants conversion limitation described in the previous sentence limits the aggregate conversion of Preferred Stock by the Reporting Persons to 0 out of the 992,600 shares of Common Stock owned by the Reporting Persons in the aggregate.

The Reporting Persons may choose to convert or exercise, as applicable, the Series A Preferred Stock, A Warrants or B Warrants in other amounts among the Reporting Persons, while continuing to comply with the respective aggregate 9.99%, 9.99% or 9.99% limitation.

See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 720795 10 3

1	NAME OF REPORTING PERSON BVF Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 4,778,999 (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 4,778,999 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,778,999 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% (1)
12	TYPE OF REPORTING PERSON PN, IA

(1)  Includes 4,778,999 shares of Common Stock currently issuable upon the exercise of certain Series A Preferred Stock. As of the date hereof, the Series A Preferred Stock conversion limitation described in the next sentence limits the aggregate conversion of Series A Preferred Stock by the Reporting Persons to 4,778,999 out of the 4,963,000 shares of Common Stock underlying the Series A Preferred Stock owned by the Reporting Persons in the aggregate. The Series A Preferred Stock may not be converted if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding. In providing beneficial ownership described herein, the Reporting Persons have assumed only certain Series A Preferred Stock owned by BVF would be fully converted, and the remaining Series A Preferred Stock held by BVF 2, Trading Fund OS and those in the Partners Managed Accounts would be fully converted, thereby bringing the Reporting Persons to the aggregate 9.99% limitation.

Excludes certain A Warrants to acquire  1,985,200 shares of Common Stock, as a result of a 9.99% limitation, limiting the exercise of the A Warrants if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding. As of the date hereof, the A Warrant exercise limitation described in the previous sentence limits the aggregate exercise of A Warrants by the Reporting Persons to 0 out of the 1,985,200 shares of Common Stock underlying the A Warrants owned by the Reporting Persons in the aggregate.

Excludes certain B Warrants to acquire  992,600 shares of Common Stock, as a result of a 9.99% limitation limiting the conversion of the B Warrants if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding. As of the date hereof, the B Warrants conversion limitation described in the previous sentence limits the aggregate conversion of Preferred Stock by the Reporting Persons to 0 out of the 992,600 shares of Common Stock owned by the Reporting Persons in the aggregate.

The Reporting Persons may choose to convert or exercise, as applicable, the Series A Preferred Stock, A Warrants or B Warrants in other amounts among the Reporting Persons, while continuing to comply with the respective aggregate 9.99%, 9.99% or 9.99% limitation.

See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 720795 10 3

1	NAME OF REPORTING PERSON BVF Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 4,778,999 (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 4,778,999 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,778,999 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% (1)
12	TYPE OF REPORTING PERSON CO

(1)  Includes 4,778,999 shares of Common Stock currently issuable upon the exercise of certain Series A Preferred Stock. As of the date hereof, the Series A Preferred Stock conversion limitation described in the next sentence limits the aggregate conversion of Series A Preferred Stock by the Reporting Persons to 4,778,999 out of the 4,963,000 shares of Common Stock underlying the Series A Preferred Stock owned by the Reporting Persons in the aggregate. The Series A Preferred Stock may not be converted if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding. In providing beneficial ownership described herein, the Reporting Persons have assumed only certain Series A Preferred Stock owned by BVF would be fully converted, and the remaining Series A Preferred Stock held by BVF 2, Trading Fund OS and those in the Partners Managed Accounts would be fully converted, thereby bringing the Reporting Persons to the aggregate 9.99% limitation.

Excludes certain A Warrants to acquire  1,985,200 shares of Common Stock, as a result of a 9.99% limitation, limiting the exercise of the A Warrants if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding. As of the date hereof, the A Warrant exercise limitation described in the previous sentence limits the aggregate exercise of A Warrants by the Reporting Persons to 0 out of the 1,985,200 shares of Common Stock underlying the A Warrants owned by the Reporting Persons in the aggregate.

Excludes certain B Warrants to acquire  992,600 shares of Common Stock, as a result of a 9.99% limitation limiting the conversion of the B Warrants if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding. As of the date hereof, the B Warrants conversion limitation described in the previous sentence limits the aggregate conversion of Preferred Stock by the Reporting Persons to 0 out of the 992,600 shares of Common Stock owned by the Reporting Persons in the aggregate.

The Reporting Persons may choose to convert or exercise, as applicable, the Series A Preferred Stock, A Warrants or B Warrants in other amounts among the Reporting Persons, while continuing to comply with the respective aggregate 9.99%, 9.99% or 9.99% limitation.

See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 720795 10 3

1	NAME OF REPORTING PERSON Mark N. Lampert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 4,778,999 (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 4,778,999 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,778,999 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% (1)
12	TYPE OF REPORTING PERSON IN

(1)  Includes 4,778,999 shares of Common Stock currently issuable upon the exercise of certain Series A Preferred Stock. As of the date hereof, the Series A Preferred Stock conversion limitation described in the next sentence limits the aggregate conversion of Series A Preferred Stock by the Reporting Persons to 4,778,999 out of the 4,963,000 shares of Common Stock underlying the Series A Preferred Stock owned by the Reporting Persons in the aggregate. The Series A Preferred Stock may not be converted if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding. In providing beneficial ownership described herein, the Reporting Persons have assumed only certain Series A Preferred Stock owned by BVF would be fully converted, and the remaining Series A Preferred Stock held by BVF 2, Trading Fund OS and those in the Partners Managed Accounts would be fully converted, thereby bringing the Reporting Persons to the aggregate 9.99% limitation.

Excludes certain A Warrants to acquire  1,985,200 shares of Common Stock, as a result of a 9.99% limitation, limiting the exercise of the A Warrants if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding. As of the date hereof, the A Warrant exercise limitation described in the previous sentence limits the aggregate exercise of A Warrants by the Reporting Persons to 0 out of the 1,985,200 shares of Common Stock underlying the A Warrants owned by the Reporting Persons in the aggregate.

Excludes certain B Warrants to acquire  992,600 shares of Common Stock, as a result of a 9.99% limitation limiting the conversion of the B Warrants if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding. As of the date hereof, the B Warrants conversion limitation described in the previous sentence limits the aggregate conversion of Preferred Stock by the Reporting Persons to 0 out of the 992,600 shares of Common Stock owned by the Reporting Persons in the aggregate.

The Reporting Persons may choose to convert or exercise, as applicable, the Series A Preferred Stock, A Warrants or B Warrants in other amounts among the Reporting Persons, while continuing to comply with the respective aggregate 9.99%, 9.99% or 9.99% limitation.

See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 720795 10 3

Item 1(a).	Name of Issuer:

Pieris Pharmaceuticals, Inc., a Nevada corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

255 State Street, 9th Floor
Boston, Massachusetts 02109

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

Biotechnology Value Fund, L.P. (“BVF”)
1 Sansome Street, 30th Floor
San Francisco, California 94104
Citizenship: Delaware

Biotechnology Value Fund II, L.P. (“BVF2”)
1 Sansome Street, 30th Floor
San Francisco, California 94104
Citizenship: Delaware

Biotechnology Value Trading Fund OS LP (“Trading Fund OS”)
PO Box 309 Ugland House
Grand Cayman, KY1-1104
Cayman Islands
Citizenship: Cayman Islands

BVF Partners OS Ltd. (“Partners OS”)
PO Box 309 Ugland House
Grand Cayman, KY1-1104
Cayman Islands
Citizenship: Cayman Islands

BVF Partners L.P. (“Partners”)
1 Sansome Street, 30th Floor
San Francisco, California 94104
Citizenship: Delaware

BVF Inc.
1 Sansome Street, 30th Floor
San Francisco, California 94104
Citizenship: Delaware

Mark N. Lampert (“Mr. Lampert”)
1 Sansome Street, 30th Floor
San Francisco, California 94104
Citizenship: United States

CUSIP NO. 720795 10 3

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

720795 10 3

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)	Amount beneficially owned:

The Reporting Persons hold 4,963 shares of Series A Convertible Preferred Stock, (the “Series A Preferred Stock”) convertible for an aggregate of 4,963,000 shares of Common Stock.  Each Series A Preferred Stock is convertible into 1,000 shares of common stock.  The Series A Preferred Stock may not be converted if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”), more than 9.99% of the number of shares of Common Stock then issued and outstanding. As of the date hereof, the Series A Preferred Stock conversion limitation described in the prior sentence limits the aggregate conversion of Series A Preferred Stock by the Reporting Persons to 4,778,999 out of the 4,963,000 shares of Common Stock underlying the Series A Preferred Stock owned by the Reporting Persons in the aggregate. In providing beneficial ownership described herein, the Reporting Persons have assumed that 1,955.656 (convertible into 1,952,999 shares of Common Stock) of the Series A Preferred Stock would be converted by BVF and each of BVF2, Trading Fund OS, and the Partners Managed Accounts (defined below) would be converted fully, due to the aggregate 9.99% limitation.

CUSIP NO. 720795 10 3

In addition to the Series A Preferred Stock, the Reporting Persons hold 1,985,200 Tranche A Warrants (the “A Warrants”) exercisable for an aggregate of 1,985,200 shares of Common Stock. The A Warrants have an exercise price of $2.00 per Share and expire on June 8, 2021.  The A Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Exchange Act, more than 9.99% of the number of shares of Common Stock then issued and outstanding. As of the date hereof, the A Warrants exercise limitation described in the prior sentence limits the aggregate exercise of A Warrants by the Reporting Persons to 0 out of the 1,985,200 shares of Common Stock underlying the A Warrants owned by the Reporting Persons in the aggregate. In providing beneficial ownership described herein, the Reporting Persons have assumed the A Warrants owned by each of BVF, BVF2, Trading Fund OS and the Partners Managed Accounts would not be exercised as a result of the 9.99% limitation.

In addition to the Series A Preferred Stock and A Warrants, the Reporting Persons hold 992,600 Tranche B Warrants (the “B Warrants”) exercisable for an aggregate of 992,600 shares of Common Stock. The B Warrants have an exercise price of $3.00 per Share and expire on June 8, 2021.  The B Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Exchange Act, more than 9.99% of the number of shares of Common Stock then issued and outstanding. As of the date hereof, the B Warrants exercise limitation described in the prior sentence limits the aggregate exercise of B Warrants by the Reporting Persons to 0 out of the 992,600 shares of Common Stock underlying the B Warrants owned by the Reporting Persons in the aggregate. In providing beneficial ownership described herein, the Reporting Persons have assumed the B Warrants owned by each of BVF, BVF2, Trading Fund OS and the Partners Managed Accounts would not be exercised as a result of the 9.99% limitation.

The Reporting Persons may choose to convert or exercise the Series A Preferred Stock, A Warrants or B Warrants in other amounts among the Reporting Persons, while continuing to comply with the respective aggregate 9.99%, 9.99% or 9.99% limitation.

As of the date hereof, (i) BVF beneficially owned 1,952,999 shares of Common Stock, including 1,952,999 shares of Common Stock issuable upon the exercise of Series A Preferred Stock held by it, and excluding (a) 184,001 shares of Common Stock issuable upon the conversion of certain Series A Preferred Stock held by it, (b) 854,800 shares of Common Stock issuable upon the exercise of A Warrants held by it, and (c) 427,400 shares of Common Stock issuable upon the exercise of B Warrants held by it;  (ii) BVF2 beneficially owned 1,401,000 shares of Common Stock, including 1,401,000 shares of Common Stock issuable upon the exercise of Series A Preferred Stock held by it and excluding (a) 560,400 shares of Common Stock issuable upon the exercise of A Warrants held by it, and (b) 280,200 shares of Common Stock issuable upon the exercise of B Warrants held by it, and (iii) Trading Fund OS beneficially owned 419,000 shares of Common Stock, including 419,000 shares of Common Stock issuable upon the exercise of Series A Preferred Stock held by it and (a) excluding 167,600 shares of Common Stock issuable upon the conversion of A Warrants held by it, and (b) 83,800 shares of Common Stock issuable upon the conversion of B Warrants held by it.

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Partners OS as the general partner of Trading Fund OS may be deemed to beneficially own the 419,000 shares of Common Stock beneficially owned by Trading Fund OS.

Partners, as the general partner of BVF, BVF2, the investment manager of Trading Fund OS, and the sole member of Partners OS, may be deemed to beneficially own the 4,778,999 shares of Common Stock beneficially owned in the aggregate by BVF, BVF2, Trading Fund OS, and certain Partners Managed Accounts (the “Partners Managed Accounts”), including 1,006,000 shares of Common Stock held in the Partners Managed Accounts, and excluding (a) 184,001 shares of Common Stock issuable upon the exercise of Series A Preferred Stock, (b) 1,985,200 shares of Common Stock issuable upon the exercise of A Warrants, and (c) 992,600 shares of Common Stock issuable upon the exercise of B Warrants.

BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 4,778,999 shares of Common Stock beneficially owned by Partners.

Mr. Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the 4,778,999 shares of Common Stock beneficially owned by BVF Inc.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person. Partners OS disclaims beneficial ownership of the shares of Common Stock beneficially owned by Trading Fund OS. Each of Partners, BVF Inc. and Mr. Lampert disclaims beneficial ownership of the shares of Common Stock beneficially owned by BVF, BVF2, Trading Fund OS, and the Partners Managed Accounts, and the filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.

(b)	Percent of class:

The following percentages are based on a denominator that is the sum of: (a) 39,833,023 shares of Common Stock outstanding as of May 9, 2016 as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC) on May 12, 2016, (b) 3,225,804 shares issued in the Issuer’s private placement as disclosed in Prospectus Supplement No. 12 filed with the SEC on June 6, 2016 and (c) 4,778,999 shares of Common Stock that may be acquired upon the conversion of certain Series A Preferred Stock.

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As of the date hereof, (i) BVF beneficially owned approximately 4.1% of the outstanding shares of Common Stock, (ii) BVF2 beneficially owned approximately 2.9% of the outstanding shares of Common Stock, (iii) Trading Fund OS beneficially owned less than 1% of the outstanding shares of Common Stock (iv) Partners OS may be deemed to beneficially own less than 1% of the outstanding shares of Common Stock, and (v) each of Partners, BVF Inc. and Mr. Lampert may be deemed to beneficially own approximately 9.99% of the outstanding shares of Common Stock (approximately 2.1% of which is held in the Partners Managed Accounts).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the shares of Common Stock beneficially owned by BVF, BVF2 and the Partners Managed Accounts.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1

Item 9.	Notice of Dissolution of Group.

Not Applicable.

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Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 17, 2016

BIOTECHNOLOGY VALUE FUND, L.P.
BVF INC.
By:	BVF Partners L.P., its general partner
By:	BVF Inc., its general partner	By:	/s/ Mark N. Lampert
Mark N. Lampert
By:	/s/ Mark N. Lampert		President
Mark N. Lampert
President

MARK N. LAMPERT
BIOTECHNOLOGY VALUE FUND II, L.P.
/s/ Mark N. Lampert
By:	BVF Partners L.P., its general partner
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BVF PARTNERS L.P.

By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BVF PARTNERS OS LTD.

By:	BVF Partners L.P., its sole member
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BIOTECHNOLOGY VALUE TRADING FUND OS LP

By:	BVF Partners L.P., its investment manager
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President